Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Rexford Industrial Realty, Inc. for the registration of Common stock, preferred stock, depositary shares, warrants, rights and units and to the incorporation by reference therein of our report dated February 19, 2019, with respect to the consolidated financial statements of Rexford Industrial Realty, Inc., and the effectiveness of internal control over financial reporting of Rexford Industrial Realty, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

February 19, 2019